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                            January 5, 2021

       Kevin Morris
       Principal Financial Officer
       Future Labs V, Inc.
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Labs V, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed December 22,
2020
                                                            File No. 024-11065

       Dear Mr. Morris:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Form 1-A

       Cover Page

   1. We note that every investor must pay an investor fee of 3.5% directly to StartEngine
                                                        Primary, LLC which is
capped at $700 per investor. Confirm that the transaction fee will be included in the
aggregate purchase price paid by an investor when calculating the maximum amount
non-accredited investors may invest under Rule 251(d)(2)(i)(C).
                                                        Provide similar
disclosure in the Plan of Distribution section.
   2. You state that you received a gross investment of $3,714,923 in exchange for the issuance of 640,504 shares while
engaged with SI Securities, LLC. However, according to the
                                                        SeedInvest website your
Series A round raised $3,771,815. Please advise or revise as of the most recent
practicable date.
 Kevin Morris
Future Labs V, Inc.
January 5, 2021
Page 2
Plan of Distribution
Commissions and Discounts, page 32

3. Please revise the Public Offering Price to reflect the actual amount each investor must pay to purchase each share of Series A Preferred Stock. In this regard we note that the effective purchase price per share is $6.00 due to the $0.20 StartEngine Processing Fee.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael C. Foland, Attorney-Advisor at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Morris
                                                             Division of
Corporation Finance
Comapany NameFuture Labs V, Inc.
                                                             Office of
Technology
January 5, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName